SINOHUB, INC.
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People’s Republic of China 518057

February 3, 2012

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:	SinoHub, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 14, 2011 (the “Form 10-K”)
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2010
Filed May 24 2011 (the “Amendment to Form 10-K”)
Form 10-Q for the quarter ended September 30, 2011
Filed November 14, 2011 (the “Form 10-Q”)
File No. 001-34430

Dear Mr. Vaughn:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (“SinoHub” or the “Company”) dated January 30, 2012 with respect to the above-referenced Form 10-K, Amendment to Form 10-K and Form 10-Q.

For your convenience, we have included the Staff’s comment in italics before the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment 1 to Form 10-K for the year ended December 31, 2010

Item 9A.  Evaluation of Disclosure Controls and Procedures, page 51

Management Report on Internal Control over Financial Reporting, page 52

Staff Comment 1:  We note from your response to prior comment 2 that you have determined that a material weakness existed in your internal control over financial reporting at December 31, 2010. We further note that you plan to amend your Form 10-K for year ended December 31, 2010 and Form 10-Q for the quarter ended September 30, 2011.  Please provide us with your proposed revised disclosures.

Kevin L. Vaughn
February 3, 2012

1.	The proposed revised disclosures for the Form 10-K and Form 10-Q are below. The revised disclosures also address the Staff’s Comment 2 below.

Revised Disclosure for the Amended Form 10-K for the Year Ended December 31, 2010

Item 9A.           Evaluation of Disclosure Controls and Procedures.

We are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer (also our principal executive officer) and our chief financial officer (also our principal financial and accounting officer) to allow for timely decisions regarding required disclosure.

On May 11, 2011, we became aware that we had failed to recognize warrant derivative liability with respect to our outstanding warrants issued in private placements in September 2008 and March 2010 and the subsequent re-measurement of fair value of the warrants derivative, as required by Accounting Standards Codification 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASC 815-40”), formerly Emerging Issues Task Force Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”).  The error had a significant effect on our previously issued consolidated financial statements for the year ended December 31, 2010 and for each of the quarters for the year ended December 31, 2010 requiring us to restate the financial statements for such periods.  Because ASC 815-40 only applies to fiscal years beginning after December 15, 2008 and the provision of the warrants issued in the 2008 private placement requiring the recognition of warrant derivative liability terminated on September 10, 2009, we have determined that we are not required to restate our financial statements for the year ended December 31, 2009 or any of the quarters for the year ended December 31, 2009.

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (“Exchange Act”), the Company carried out an evaluation, with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (the Company’s principal financial and accounting officer), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based upon that evaluation, and taking the matters described above into account, including the determination that, as described below, there was a material weakness in our internal control over financial reporting caused by a lack of personnel with sufficient knowledge of US GAAP which resulted in the inaccurate accounting for certain stock purchase warrants, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2010 to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Kevin L. Vaughn
February 3, 2012

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the Company's assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

In connection with the restatement discussed above and in Note 2 to our financial statements in this Form 10-K/A, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation to reassess the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on the evaluation performed, our management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2010, because of a material weakness in the internal controls caused by a lack of personnel with sufficient knowledge of US GAAP which, in this instance, led to inaccurate accounting for equity-linked financial instruments, specifically for stock purchase warrants. This material weakness  resulted in a material misstatement of our liabilities, non-cash expense relating to the changes in fair value of derivative liabilities and equity accounts and related financial disclosures that was not prevented or detected on a timely basis. The material weakness described above resulted in a restatement of the Company's financial statements as discussed below and in Note 2 to the financial statements included in this Annual Report on Form 10-K/A.

Kevin L. Vaughn
February 3, 2012

A material weakness in internal control over financial reporting is defined in Section 210.1-02(4) of Regulation S-X as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC adopted as of September 21, 2010 that permit the Company to provide only management’s report in this annual report.

Remediation Plan

Management has been actively engaged in developing a remediation plan to address the material weakness that was identified. Implementation of the remediation plan is in process and consists of redesigning quarterly procedures to enhance management's identification, capture, review, approval and recording of contractual terms included in equity arrangements. Management is also considering additional steps, which may ultimately include greater use of the consultant currently engaged by the Company to advise on US GAAP and other matters, additional US GAAP training for the Company’s existing staff and/or hiring additional staff with a more expansive background in US GAAP.   Management believes the foregoing efforts will effectively remediate the material weakness . As the Company continues to evaluate and work to improve its internal control over financial reporting, management may execute additional measures to address potential control deficiencies or modify the remediation plan described above. Management will continue to review and make necessary changes to the overall design of the Company's internal control environment, as well as to policies and procedures to improve the overall effectiveness of internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) under the Exchange Act) during the fiscal period to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company’s management, including the Company’s CEO and CFO, does not expect that the Company’s internal control over financial reporting will prevent all errors and all fraud.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Kevin L. Vaughn
February 3, 2012

Revised Disclosure for the Form 10-Q for the Quarter Ended September 30, 2011

Item 4T.  Controls and Procedures

Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer (also our principal executive officer) and our chief financial officer (also our principal financial and accounting officer) to allow for timely decisions regarding required disclosure.

On May 11, 2011, we became aware that we had failed to recognize warrant derivative liability with respect to our outstanding warrants issued in private placements in September 2008 and March 2010 and the subsequent re-measurement of fair value of the warrants derivative, as required by Accounting Standards Codification 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASC 815-40”), formerly Emerging Issues Task Force Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”).  We determined that this error was caused in part by a lack of personnel with sufficient knowledge of US GAAP. The error had a significant effect on our previously issued consolidated financial statements for the year ended December 31, 2010 and for each of the quarters for the year ended December 31, 2010 requiring us to restate the financial statements for such periods.  Because ASC 815-40 only applies to fiscal years beginning after December 15, 2008 and the provision of the warrants issued in the 2008 private placement requiring the recognition of warrant derivative liability terminated on September 10, 2009 we have determined that we are not required to restate our financial statements for the year ended December 31, 2009 or any of the quarters for the year ended December 31, 2009.  While the Company has begun to develop and implement a remediation plan to address the deficiencies in the Company’s accounting for equity-linked financial instruments, specifically for stock purchase warrants, that caused the misstatements, such remediation efforts are not yet complete.

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (“Exchange Act”), the Company carried out an evaluation, with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (the Company’s principal financial and accounting officer), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based upon that evaluation, and taking the matters described above into account, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2011 to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Kevin L. Vaughn
February 3, 2012

Remediation Plan

Management has been actively engaged in developing a remediation plan to address the material weakness that was identified. Implementation of the remediation plan is in process and consists of redesigning quarterly procedures to enhance management's identification, capture, review, approval and recording of contractual terms included in equity arrangements. Management is also considering additional steps, which may ultimately include greater use of the consultant currently engaged by the Company to advise on US GAAP and other matters, additional US GAAP training for the Company’s existing staff and/or hiring additional staff with a more expansive background in US GAAP.  Management believes the foregoing efforts will effectively remediate the material weakness. As the Company continues to evaluate and work to improve its internal control over financial reporting, management may execute additional measures to address potential control deficiencies or modify the remediation plan described above. Management will continue to review and make necessary changes to the overall design of the Company's internal control environment, as well as to policies and procedures to improve the overall effectiveness of internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) under the Exchange Act) during the fiscal period to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  In light of the matters described above with respect to recognizing warrant liability, the Company intends to re-evaluate its internal control over financial reporting and to implement such changes as it may deem appropriate in light of such re-evaluation.

The Company’s management, including the Company’s CEO and CFO, does not expect that the Company’s internal control over financial reporting will prevent all errors and all fraud.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Kevin L. Vaughn
February 3, 2012

Staff Comment 2:  Further to the above, we note from your response to prior comment 2 that you believe the failure to assess the impact of anti-dilution provisions of the warrants was a material weakness. Giving consideration to your response to prior comments 3, 4 and 5, it appears that your description of the material weakness in your response to prior comment 2 is too narrow. Specifically, your description appears to be addressing the impact of the material weakness (an error relating to your warrant accounting) rather than the underlying control deficiency, which appears to be a lack of personnel with sufficient knowledge of US GAAP. In this regard, we note in your response to prior comment 5 that your primary US GAAP expertise arises from “frequent discussions” with a former consultant who is no longer engaged by the company, combined with your CFO’s attendance at a two day conference “as his schedule permits.” Please revise to include a clear description of the material weakness in internal control over financial reporting. In this regard, you may supplement such discussion with discussion of any mitigating controls you have in place, such as the relationship with the former consultant that you describe in the response to prior comment 5.

2.
As noted in our response to Staff Comment 1, we have provided revised disclosure with respect to the Management Report on Internal Control over Financial Reporting which we intend to incorporate in amendments to the Form 10-K and the Form 10-Q.  To clarify our response to prior comment 5, Leslie Chow is in fact formally retained and compensated by the Company through a contract with his company, Albeck Financial Services Inc. (http://albeck.com/), to provide advice and consulting assistance with respect to US GAAP and other matters.  It may not have been immediately evident from our response to prior comment 5 that the “frequent discussions” with Mr. Chow are part of a more formal arrangement.

Form 10-Q for the quarter ended September 30, 2011

Consolidated Financial Condition and Liquidity, page 32

Staff Comment 3:  We note from your response to prior comment 8 that due to current credit conditions you have offered extended payment terms to certain customers so that they can tie their payment cycle with their end customers. Given that this accommodation was made to allow your customers to collect from their end customers it is unclear why you believe that collectability of these sales was reasonably assured at the time of the sale. Please explain to us the process you undertook at the time of the sale to determine that your customers would be able to sell your products and collect the related receivable to their end customers.

Kevin L. Vaughn
February 3, 2012

3.
  As we noted in our response to prior comment 8, the payment obligations of our customers to us are not conditioned on our customers being paid by their end customers.  To clarify, at the time of sale we also reasonably expect that our customers who are granted extended payment terms will pay within those terms independent of any particular collection cycles which our customers may experience in collecting their own receivables.  As we noted in our prior response, “we believe that the credit tightening is a short-term phenomenon and therefore we view the extended terms as a temporary accommodation.”  We are in a competitive marketplace and so we believe that we can be more competitive by permitting certain of our customers to be granted more favorable terms that will accommodate the slower pace of collections and/or longer payment terms that they may have experienced in recent periods.  As indicated in our prior response, we have limited the extended credit terms to “long term customers who have good payment records.” Our customary credit approval process continues to be applied.  We use the customer’s business license in China to obtain information in order to conduct research on each customer annually, unless there is a payment problem, in which case we repeat the process sooner, with information from the tax bureau and other related institutions. We have our own rating system which uses this information together with information from past experience with the customer, checks with the end customers of our customer  and the length of our relationship to derive a score that translates into our credit rating. We use this rating to determine whether to provide the customer with more favorable payment terms.  It is also our understanding that the primary end customers of some of our customers who enjoy extended payment terms from our customers are government agencies or other large entities that are not likely to fail but which in turn have the leverage to negotiate favorable payment terms with our customers.  In summary, we believe at the time of sale that sales of our products, even to those who enjoy extended terms, will be fully collectible. Thus far, we have not experienced default rates with respect to the extended payment terms that are significantly greater than defaults under the prior payment terms.

The Company acknowledges, with respect to each filing reviewed by the Commission, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments with respect to the filings.  Comments or questions regarding this letter may be directed to the undersigned at willa@sinohub.com with a copy to hcochran@hotmail.com or by fax to +86-755-2661-9967 or to Gregory White of Seyfarth Shaw, LLP at (617) 946-4853.

Very truly yours, SINOHUB, INC.

/s/ De Hai Li
De Hai Li